Dated	28 January 2008
Alfa Finance Holdings S.A.
- and -
Sable Fiduciary Limited
- and -
Nadash International Holdings Inc.
- and -
Alfa Telecom Turkey Limited
Shareholders’ Agreement relating to Alfa Telecom Turkey Limited
ABX
C1/ED/191949.2
W2144.00088
Lovells LLP, Atlantic House, Holborn Viaduct, London EC1A 2FG

This agreement is made on 28 January 2008
Between:
(1)	Alfa Finance Holdings S.A., a company registered in Luxembourg under number B70119 whose registered office is at 3 Boulevard du Prince Henri, L-1724, Luxembourg (“Alfa”);

(2)	Sable Fiduciary Limited, a company registered in BVI under number 9821 whose registered address is 4th Floor, Rodus Building, P.O. Box 765, Road Town, Tortola, British Virgin Islands (the “Escrow Agent”);

(3)	Nadash International Holdings Inc., a company registered in the British Virgin Islands under number 1021322 whose registered office is at Tropic Isle Building, PO Box 3443, Road Town, Tortola, British Virgin Islands (the “Purchaser”); and

(4)	Alfa Telecom Turkey Limited, a company incorporated in the British Virgin Islands under number 1000502 whose registered office is at Geneva Place, PO Box 3469, Road Town, Tortola, British Virgin Islands VG1110 (the “Company”).
Whereas:
(A)	The Company is a BVI Business Company incorporated under the BVI Companies Act.

(B)	The Company has in issue, at the date of this Agreement, 5,000 ordinary shares (the “Shares”) credited as fully paid and which are legally and beneficially owned by the Shareholders as set out in Schedule 1.

(C)	The Escrow Agent is the bare nominee holder of the legal interest in the Shares identified in Schedule 1.

(D)	The Shareholders have agreed to procure that the business of the Company is conducted in accordance with the provisions of this Agreement.
It is agreed:
1.	Interpretation

1.1	In this Agreement:

“Affiliate” means with respect to any Person (as defined below), any other Person which directly or indirectly controls, or is under common control with, or is controlled by, such Person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean, with respect to any Person, the possession directly or indirectly, of power to direct or cause the direction of management or polices (whether through ownership of securities or partnership or other ownership interests, by contract or otherwise) of a Person;

“Alfa Group Company” means Alfa and any person which is from time to time an Affiliate of Alfa or a subsidiary undertaking of Alfa, a parent undertaking of Alfa and any other subsidiary undertaking of such parent undertaking and “Alfa Group Company” means any of them, and together, the “Alfa Group”;

“Arbitration Award” means the award issued by the Arbitration Panel on 1 August 2007 and confirmed by the United States District Court of Southern New York on 2 November 2007 in relation to the Telenor Dispute;

“Arbitration Panel” means the arbitration panel appointed by Storm and Telenor in relation to the Telenor Dispute;

“Articles” means the Memorandum and Articles of Association of the Company as amended from time to time;

“Astelit” means Astelit LLC, a company incorporated in the Ukraine under number 22859846 whose registered address is 11“A”, Solomyanska Str., Kyiv, 03110, Ukraine;

“Board” means the board of directors of the Company;

“Business Day” means a day (except a Saturday or a Sunday) on which banks are generally open for business in London, England;

“BVI Companies Act” means the BVI Business Companies Act 2004;

“Call Option” means the call option granted by the Purchaser in favour of Alfa over all of the Option Securities;

“Completion” means completion of this Agreement in accordance with its terms;

“Directors” means the directors of the Company from time to time and “Director” means any of them;

“Group” references mean, unless otherwise stated, a reference to that person, its subsidiary undertakings, its parent undertakings and any other subsidiary undertakings of its parent undertakings;

“Kyivstar” means CJSC Kyivstar GSM, a closed Joint Stock Company incorporated in the Ukraine under number 21673832 whose registered address is 51 Chervonozoryany Prospect, Kiyv, 03110, Ukraine;

“Kyivstar Shareholders Agreement” means the shareholders’ agreement relating to Kyivstar between Telenor and Storm dated 30 January 2004;

“Option” means either the Call Option or the Put Option (as the context requires) and “Options” means both of them;

“Option Completion Date” means the date that is five Business Days after the Option Price is determined in accordance with clause 8.6 or such other date as the Shareholders may agree in writing, and on which the matters referred to in Schedule 4 must be dealt with;

“Option Exercise Notice” means a notice of exercise served by either Shareholder to the other substantially in the form set out in Schedule 3;

“Option Price” has the meaning given in clause 8.5;

“Option Securities” means all (but not part) of the Shares held by the Escrow Agent, as the holder of the legal title to the Shares, and beneficially owned by the Purchaser;

“Option Trigger Event” means:
(a)	in relation to the Call Option:
(i)	Alfa determining in its sole discretion that the exercise and completion of the Call Option shall not violate the Kyivstar Shareholders Agreement; or

(ii)	the Company obtains a final, binding declaration that it is legally and beneficially entitled to 100% of the shares in Cukurova Telecom Holdings Limited; or

(iii)	any court or arbitration tribunal rules that Storm remains obliged to take further steps in order to comply with the Arbitration Award notwithstanding the Transaction; or

(iv)	Alfa determining at any time following the second anniversary of the date of this Agreement to serve an Option Exercise Notice on the Purchaser; and
(b)	in relation to the Put Option, the Purchaser determining to serve an Option Exercise Notice on Alfa, which it may only do after having received a legal opinion in form and substance acceptable to Alfa from a leading international law firm approved in advance by Alfa, that the exercise and completion of the Put Option shall not violate the Kyivstar Shareholders Agreement;
“Parties” means the parties to this Agreement and “Party” means any of them;

“Person” means any natural person, corporation, general partnership, simple partnership, limited partnership, limited liability partnership, limited liability company, proprietorship, other business organization, trust, union, association or governmental or regulatory authority, whether incorporated or unincorporated;

“Purchaser’s Economic Interest in Astelit” means the economic interest that the Purchaser has from time to time in Astelit which the Shareholders have agreed is currently equal to 2.272% of the issued share capital of Astelit;

“Put Option” means the put option granted by Alfa in favour of the Purchaser over all of the Option Securities;

“Registered Agent” means Jordans (Caribbean) Limited, the registered agent of the Company in the British Virgin Islands;

“Shareholders” means Alfa and the Purchaser (where applicable acting via the Escrow Agent) and “Shareholder” means either of them as the context requires;

“SPA” means the sale and purchase agreement between Alfa and the Purchaser in respect of the sale of 2,500 Shares by Alfa to the Purchaser dated 29 November 2007;

“Storm” means Storm LLC, a company incorporated in the Ukraine under number 23163325 whose registered address is 1 UI. Narodnogo Opolcheniya, Kiyv, 03110, Ukraine;

“Tax” means:
(a)	all forms of tax, levy, impost, contribution, duty, liability and charge in the nature of taxation and all related withholdings or deductions of any nature; and

(b)	all related fines, penalties, charges and interest,
imposed by a Tax Authority whether directly or primarily chargeable against, recoverable from or attributable to the Company or any other person;

“Tax Authority” means a taxing or other governmental (local or central), state or municipal authority competent to impose a liability for or to collect Tax;

“Telenor” means Telenor Mobile Communications A.S., a company incorporated in Norway whose registered office is at Snarøyveien 30, N-1331 Fornebu, Norway;

“Telenor Dispute” means the dispute between Storm and Telenor in relation to the validity and implementation of the Kyivstar Shareholders Agreement;

“Transaction” means a transaction that:
(a)	relates to or is entered into in connection with the subject matter of this Agreement; and

(b)	is contemplated in a Transaction Document,
and “Transactions” means all those transactions; and

“Transaction Document” means
(a)	this Agreement;

(b)	the SPA,
and “Transaction Documents” means all those agreements and documents.

1.2	In this Agreement, unless the context otherwise requires:
(a)	references to this Agreement or any other document include this Agreement or such other document as varied, modified or supplemented in any manner from time to time;

(b)	references to recitals, clauses and schedules and sub-divisions of them are references to the recitals and clauses of, and schedules to, this Agreement and sub-divisions of them respectively;

(c)	the expressions “subsidiary undertaking” and “parent undertaking” have the meanings set out in the Companies Act 1985; and

(d)	headings are inserted for convenience only and shall be ignored in construing this Agreement.
1.3	The Schedules and Recitals to this Agreement form part of it and will be construed and will have the same full force and effect as if expressly set out in the body of this Agreement.

1.4	If any obligation in this Agreement is expressed to be an obligation of the Company or of any Subsidiary of the Company it will also be an obligation of the Shareholders to each other to procure that the Company or (as the case may be) the Subsidiary performs such obligation, and an obligation of the Company to each of the Shareholders to procure that each of its Subsidiaries performs such obligation.

2.	Condition Precedent

This Agreement is conditional in all respects upon the Parties passing all necessary corporate resolutions to approve entering into this Agreement.

3.	Corporate Governance

Board of Directors

3.1	The Board will comprise of two (2) Directors (or such other equal number as the Shareholders may agree in writing from time to time). Subject to the terms of this

Agreement the Directors are not entitled to receive any remuneration in respect of their appointment as Directors.

3.2	Each Shareholder is entitled to appoint one (1) Director. The Shareholders will (to the extent legally able to do so) procure that the following persons are appointed or shall continue (as applicable) as Directors:
(a)	Pavel Nazarian is the appointee of Alfa (the “Alfa Director”); and

(b)	Nikolay Varenko as the initial appointee of the Purchaser (the “Purchaser Director”).
3.3	Where a Director is to be removed from office with or without cause, the Shareholders agree that:
(a)	only Alfa may remove the Alfa Director; and

(b)	only the Purchaser may remove the Purchaser Director.
3.4	Subject to the terms of this Agreement, the Board will at all times:
(a)	decide all matters relating to the operation of the Company; and

(b)	manage the Company so as to procure so far as possible the achievement of the objectives of this Agreement.
Chairman

3.5	The Board will elect one of the Directors to act as chairman, who shall hold this position for a period of one year. Following the expiry of this period the chair shall rotate between the Directors, with each subsequent appointment lasting for one year. No Director may serve as chairman in consecutive years. The chairman of the Board will not have a casting vote at meetings of the Board or at meetings of the members of the Company in general meeting.

Appointment and revocation of alternate Directors

3.6	A Director may at any time appoint any other person to act as his alternate Director at a meeting of the Directors at which the Director is not present, and may at any time revoke such appointment. Subject to the terms of this Agreement, an alternate Director so appointed is not entitled to receive any remuneration from the Company in respect of his appointment as an alternate Director. An alternate Director will cease to be an alternate Director if his appointor ceases for any reason to be a Director.

3.7	Every appointment and revocation of an alternate Director must be made by instrument in writing under the hand of the Director making or revoking such appointment and such instrument only takes effect on the service thereof at the registered office of the Company.

3.8	An alternate Director may attend and vote as a Director at any meeting of the Directors at which the Director appointing him is not personally present, and may generally perform all the functions, rights, powers and duties of the Director who appointed him.

3.9	Where there are only two (2) Directors on the Board, neither Director may appoint the other Director as his alternate Director.

Quorum

3.10	No business may be transacted unless a quorum is present. The quorum for meetings of the Board will be:
(a)	where the business of the meeting is to approve a transfer of shares pursuant to clause 8.8 hereto, the Alfa Director; and

(b)	in all other cases, two (2) Directors (or their alternate Directors).
3.11	In the event that a quorum is not present at the start or throughout a duly convened Board meeting, that meeting will be adjourned by the chairman (or in the event that the chairman is not present, by the other Director) to the same place and time on the same day in the following week unless agreed otherwise by the Directors.

Proceedings of Directors

3.12	The Board will meet in London (unless otherwise agreed by the Directors):
(a)	at least three (3) times in every year and at intervals of not more than four (4) months; or

(b)	as often as required in order to manage the affairs of the Company and the Turkcell Investments (as defined below); and

(c)	the Directors or any alternate Directors may attend such meetings by telephone or video conferencing.
Notice of Board meetings

3.13	The Company will give each Director and any alternate Director:
(a)	unless waived by all of the Directors (or, where the business of the meeting is to approve a transfer of shares pursuant to clause 8.8 hereto, waived by the Alfa Director), at least five (5) Business Days’ advance notice of each meeting of the Board together with an agenda of the business to be transacted at such meeting (together with all papers to be circulated or presented at the same); and

(b)	as soon as practicable after each such meeting, a copy of the minutes of that meeting.
Voting

3.14	Questions arising at any meeting of the Board will be determined:
(a)	where the business of the meeting is to approve a transfer of shares pursuant to clause 8.8 hereto, by the vote of the Alfa Director; and

(b)	in all other cases, by a majority of votes and each Director will have one (1) vote. In the case of an equality of votes at a Board meeting, the issue will be elevated to and determined by the Shareholders in accordance with clause Error! Reference source not found., save (for the avoidance of doubt) for any vote on a resolution relating to clause 13.4(a) above which shall, in the event of equality of votes, be deemed passed by a Resolution of Directors.
Directors’ expenses

3.15	The Company shall pay the reasonable expenses of the Directors and any alternate Directors using the Company’s available cash resources.

Corporate Governance in relation to investments held by the Company

3.16	The Shareholders acknowledge that the Company, as at the date of this Agreement, is entitled to appoint, or procure subject to the terms of applicable shareholder agreements the appointment, whether directly or indirectly, of two directors to the boards of the following companies:
(a)	Cukurova Telecom Holdings Limited;

(b)	Turkcell Holding A.S.; and

(c)	Turkcell Illitisim Hizmetleri A.S. (“Turkcell”),

(together the “Turkcell Investments”).
3.17	Following Completion, and in any event no later than the first shareholder meeting after Completion of each of the Turkcell Investments, the Company must use its reasonable endeavours and, to the extent it is legally or contractually able to do so, appoint, or procure the appointment by the Company, or confirm (as the case may be) that:
(a)	one nominee is appointed by Alfa; and

(b)	one nominee is appointed by the Purchaser,
to the board of each of the Turkcell Investments (the “Investment Directors”).

3.18	Prior to any board meeting of any of the Turkcell Investments:
(a)	the Investment Directors shall agree how they will vote in respect of the relevant issues that will be discussed at the relevant board meeting; and

(b)	in the event the Investment Directors are not able to reach agreement pursuant to clause 3.18(a), the Shareholders will procure (to the extent they are legally able to do so) that each Investment Director will abstain from voting at the relevant board meeting.
Responsibilities of the Escrow Agent

3.19	In relation to all matters under this Agreement which require the action (or similar) of the Escrow Agent as the legal holder of Shares:
(a)	the Escrow Agent undertakes that it will act (or, if applicable, refrain from acting) only in accordance with the instructions of the Purchaser, provided at all times that the Escrow Agent or the Purchaser is not thereby in breach of this Agreement, including, without limitation, that the Escrow Agent shall comply with the requirements of clauses 8.8 and 8.9 notwithstanding any instructions from the Purchaser to the contrary; and

(b)	the Escrow Agent hereby irrevocably appoints the Purchaser as its attorney to do all acts or things which the Purchaser considers necessary or desirable to do in the name of the Escrow Agent for purposes of this Agreement, provided at all times that the Purchaser must comply with the terms of this Agreement in exercising such power of attorney. The Escrow Agent agrees to ratify any act taken by the Purchaser pursuant to this appointment, save that the Escrow Agent cannot ratify any act (or where applicable, inaction) taken by the Purchaser pursuant to this appointment which is in contravention of the terms of this Agreement.

Escrow Fees

3.20	In consideration of the Escrow Agent’s services in connection to this Agreement, the Escrow Agent shall invoice Alfa in accordance with Schedule 7 to this Agreement.

Escrow Agent’s Indemnity

3.21	Alfa undertakes to indemnify and keep the Escrow Agent indemnified against any and all losses, liabilities, actions and claims including charges, costs, damages, fines, penalties, interest and all reasonable legal and other professional fees and expenses, which it may suffer or incur in connection with the Telenor Dispute; provided that in no event shall Alfa be liable for any such loss, liability, action or claim that results from any breach by the Escrow Agent of its obligations under this Agreement or from the gross negligence or wilful misconduct of the Escrow Agent.

4.	Financing the Company

Unless otherwise agreed by the Shareholders (with respect to Shareholders only) and save as expressly provided by this Agreement or as required by law, neither Shareholder nor the Escrow Agent is obliged to contribute to the working capital of the Company, whether by further subscription for shares or by loans or otherwise.

5.	Distribution of profit

5.1	The Shareholders have the right to participate from time to time (so long as they hold any Shares) in any distribution of profit, such as the right to receive dividends duly declared by the Company in accordance with the BVI Companies Act, provided that the Escrow Agent, as the holder of the legal title to the Shares owned by the Purchaser, is only entitled to receive a dividend or other distribution of any kind from the Company if and to the extent that a dividend or distribution is paid or made by Astelit to its shareholders (the “Astelit Dividend”). In these circumstances, the Escrow Agent as the holder of the legal title to the Shares owned by the Purchaser, will, to the extent lawful and possible (and provided at all times that the Company is able to satisfy the solvency test set out in section 56 of the BVI Act), be entitled to receive from the Company an amount equal to the Purchaser’s ultimate proportionate entitlement to the Astelit Dividend whether or not it is received by the Company.

5.2	Notwithstanding that the Escrow Agent, as the holder of the legal title to the Shares owned by the Purchaser, holds 50% of the Shares in the Company and consequently have 50% of the voting rights attached to such Shares:
(a)	the Escrow Agent, as the holder of the legal title to the Shares owned by the Purchaser, is only entitled to participate in a distribution of profit or other distribution of any kind under clause 5.1 above to the extent of the Purchaser’s Economic Interest in Astelit; and

(b)	the Escrow Agent, as the holder of the legal title to the Shares owned by the Purchaser has no other rights to participate in the Company in relation to income or capital, including on a winding up.

5.3	For the avoidance of doubt:
(a)	Alfa is entitled to participate fully in any distribution of profit or other distribution by the Company of any kind regardless of how such profit or other income is generated by the Company, other than that which may be due to the Purchaser in respect of an Astelit Dividend under this Agreement; and

(b)	the Escrow Agent, as the holder of the legal title to the Shares owned by the Purchaser, is not entitled to participate in any distribution of profit or other distribution of any kind where the profit or other income is generated from sources other than the Astelit Dividend, including (without limitation):
(i)	any dividends paid directly or indirectly to the Company by its Subsidiaries; and

(ii)	any monies received by the Company as part of any settlement of any ongoing litigation that the Company is involved in as at the date of this Agreement, including (without limitation) the current proceedings with Cukurova Finance International Limited and Cukurova Holding A.S.
5.4	If the Escrow Agent receives any distribution or dividend from the Company in respect of an Astelit Dividend, the Escrow Agent must immediately pay it on to the Purchaser and until the Escrow Agent does, it will be held by the Escrow Agent for the benefit of the Purchaser.

6.	Resolution of Deadlock

Deadlock at Board level

6.1	If the Directors are unable to resolve a deadlock at Board level in relation to the conduct of the Company’s business or a related matter, the issue that is subject to the deadlock will be referred to the Shareholders for their agreement.

Deadlock at Shareholder level

6.2	Any Deadlock Notice will be served in accordance with the provisions of clause 13.

6.3	The Shareholders undertake that within 10 Business Days of the receipt of a Deadlock Notice they will use their respective reasonable endeavours to negotiate in good faith to achieve final resolution of such dispute.

6.4	If after 10 Business Days the Shareholders are not able to finally resolve the dispute through good faith negotiations, the matter will be referred to the managing director of each Shareholder’s respective parent undertakings. The Shareholders will procure that within 30 Business Days of the matter being referred to such persons, the managing directors will use their reasonable endeavours to finally resolve the dispute.

7.	Restrictions on transfer of Shares

7.1	Alfa may assign, transfer or otherwise dispose of in whole or in part its legal or beneficial interest in Shares to any person at any time, without requiring the consent of the Purchaser.

7.2	Subject to clause 8 below, for two years from completion of the SPA, the Escrow Agent and the Purchaser may not assign, transfer or otherwise dispose of in whole or in part the legal or beneficial interest in Shares to any person without obtaining the prior written consent of Alfa.

7.3	If the Purchaser wishes to assign, transfer or dispose of its entire beneficial interest in Shares after the expiry of the two year period referred to in clause 7.2, the Purchaser must give written notice to Alfa of its wish to do so, as if it were exercising the Put Option. For the avoidance of doubt, no assignment, transfer or other disposition of part only of such interest by the Purchaser is permitted.

7.4	Following receipt of a notice under clause 7.3, Alfa must use its reasonable efforts to find a buyer, who shall not be an affiliate of Alfa, for the Option Securities of the Purchaser. If it finds a buyer, Alfa must issue written notice to the Purchaser to that effect, and the sale and purchase must take place within the six month period following the receipt of the notice by Alfa pursuant to clause 7.3 above at the Option Price and, for purposes of completing the sale and purchase:
(a)	the method for determining the Option Price in clause 8.5 will apply, except that in the definition of Astelit Debt the reference to “the date of exercise of the Option” means the date on which Alfa notifies the Purchaser in writing of the buyer above;

(b)	the provisions of clause 8.6 will apply with the reference to the “Option Exercise Notice” being deemed to be a reference to the date on which Alfa notifies the Purchaser in writing of the buyer above; and

(c)	the reference to the “Option Completion Date” in clause 8.7 is deemed to be the completion date of the sale and purchase of the Option Securities under this clause 7.4.
7.5	Any assignment, transfer or other disposition by the Purchaser pursuant to this clause will only be effective if at the same time the proposed purchaser or transferee:
(a)	executes a deed of adherence in respect of this Agreement substantially in the form set out in Schedule 5 and delivers it to Alfa; and

(b)	provides a written notice (with a copy to Alfa) to the Escrow Agent informing it of the assignment, transfer or other disposition.
7.6	The Purchaser and the Escrow Agent may not assign, transfer or otherwise dispose of any interest in Shares whatsoever unless in doing so they comply with the terms of this Agreement and any assignment, transfer or disposition, or purported assignment, transfer or disposition, of any interest in Shares which is not in compliance with this Agreement is void.

8.	Call / Put Option

Grant of the Options

8.1	In consideration of:
(a)	the grant of the Put Option by Alfa, the Purchaser grants the Call Option to Alfa on and in accordance with the terms of this Agreement; and

(b)	the grant of the Call Option by the Purchaser, Alfa grants the Put Option to the Purchaser on and in accordance with the terms of this Agreement.

Exercise of the Options

8.2	Subject to clause 8.3:
(a)	Alfa will have the right to purchase all of the Option Securities by exercising the Call Option; and

(b)	the Purchaser will have the right to sell all of the Option Securities by exercising the Put Option.
8.3	The Shareholders agree that the Call Option and the Put Option may only be exercised following the occurrence of an Option Trigger Event.

8.4	The Shareholders may exercise their respective Options following the occurrence of an Option Trigger Event by serving an Option Exercise Notice on the other (with a copy to the Escrow Agent), such notice to be served in accordance with the provisions of clause 13. If the Shareholders serve Option Exercise Notices on the same day the one served by Alfa prevails.

Option Price

8.5	The Option Price is the amount in United States Dollars which:
(a)	results from the following formula:
(i)	0.02272 * {(50% * [EV/Sales of Turkcell] + 50% [50%*EV/Sales of OJSC Vimplecom + 50%*EV/Sales of Mobile Telesystems OJSC]) * (Sales of Astelit for the preceding four full calendar quarters) minus Astelit Debt};

(ii)	where:
(1)	“EV” and “Sales”, in respect of each of Turkcell, OJSC Vimplecom and Mobile Telesystems OJSC, are their respective average Enterprise Value and Gross Sales for the preceding three complete calendar months; and

(2)	“Astelit Debt” means the net debt of Astelit as at the date of exercise of the Option, in all cases as recorded on Bloomberg for or at the relevant time; or
(b)	if the Shareholders disagree on the result of the formula, is determined by an investment bank identified in Schedule 2.
8.6	The Shareholders agree that:
(a)	within five Business Days of receipt by either of them of an Option Exercise Notice they shall use their reasonable endeavours to agree the Option Price based on the formula in clause 8.5(a); and

(b)	failing any agreement pursuant to clause 8.6(a) above, the Shareholders must, within five Business Days thereafter, appoint an investment bank from those identified in Schedule 3 to act as expert and to determine the Option Price (and failing agreement Alfa may appoint any such bank). The investment bank must determine the Option Price in accordance with the formula at clause 8.5(a) within twenty Business Days of appointment and the Parties agree to complete the sale and purchase on the Option Completion Date. The determination of the investment bank will be binding on the Parties.

Completion of the exercise of the Options
8.7	The Shareholders agree and undertake that on the Option Completion Date they must comply with their respective obligations as set out in Schedule 4.
Immediate transfer of the Shares to Alfa
8.8	Notwithstanding any other provision of this Agreement, the Purchaser and the Escrow Agent will become immediately obliged to transfer back their entire interest in Shares to Alfa (or its nominee) on (i) receipt by Purchaser of an Option Exercise Notice from Alfa or (ii) delivery by Purchaser of an Option Exercise Notice to Alfa, even if the Option Price has not yet been agreed by them or determined by the investment bank, pending such agreement or determination. To facilitate such immediate transfer:
(a)	the Escrow Agent undertakes to Alfa immediately to deliver to the Company:
(i)	an instrument of transfer substantially in the form attached as Schedule 6 to this Agreement and in a form acceptable to Alfa in respect of the legal title to such Shares duly completed by the Escrow Agent; and

(ii)	the instrument of transfer referred to in clause 8.9 below duly completed by the Purchaser and dated by the Escrow Agent on behalf of the Purchaser in respect of the beneficial interest in such Shares held by the Purchaser, in each case in favour of Alfa (or its nominee);
(b)	the Parties will ensure that a meeting of the Board shall be held within five Business Days of the date an Option Exercise Notice is received by a Party as referred to earlier in clause 8.8 above, at which:
(i)	resolutions for the registration of Alfa as holder of the Shares are passed;

(ii)	any director of the Company is authorised and instructed to deliver the two instruments of transfer referred to in clause 8.8(a) above immediately to the Registered Agent;

(iii)	the Registered Agent is authorised and instructed to provide a certified copy of the updated register of members to Alfa and such other persons as Alfa may nominate following receipt of those two instruments of transfer; and

(iv)	any director of the Company is authorised to execute share certificates in the name of Alfa (as its nominee) and deliver the same to such persons or to such other persons as Alfa may nominate.
8.9	At the same time as it signs this Agreement the Purchaser must immediately deposit with the Escrow Agent a signed (but undated) instrument of transfer in a form acceptable to Alfa transferring (when dated by the Escrow Agent on its behalf) the Purchaser’s entire beneficial interest in Shares to Alfa (or its nominee), which instrument is to be dated and delivered to the Company by the Escrow Agent when it also delivers the instrument of transfer referred to in clause 8.88.8(a)(i) above, but not before, and so that no further action will be required of the Purchaser to effect the transfer of such beneficial interest.
8.10	The Purchaser irrevocably authorises the Escrow Agent to date and deliver to the Company the instrument of transfer referred to in clause 8.9 above when required pursuant to that clause. For the avoidance of doubt, failure by the Escrow Agent to date and deliver such instrument to Alfa when so requested will be a breach of this Agreement.
9.	No Encumbrances
9.1	During the term of this Agreement neither the Escrow Agent nor the Purchaser may mortgage, charge, pledge or otherwise encumber in any manner whatsoever and whether in whole or in part its legal or beneficial interest in its shareholding in the Company.
9.2	Alfa may at any time mortgage, charge, pledge or otherwise encumber in any manner whatsoever and whether in whole or in part its legal or beneficial interest in its shareholding in the Company.
10.	No partnership
This Agreement does not create any partnership between the parties or any of them.
11.	Term
This Agreement will continue in full force and effect until the earlier of:
(a)	the mutual written agreement of the Parties; and

(b)	the Option Completion Date, but only if all matters required to be done on or by that date in accordance with Schedule 4 have been completed, and if they have not, or there are outstanding matters which require further action (for example if paragraph 2 of Schedule 4 applies), the date on which those matters are completed.
12.	Entire agreement and variation
12.1	The Transaction Documents (together with any documents referred to in them) contain the entire agreement and understanding of the parties and supersede all prior agreements, understandings or arrangements (both oral and written) relating to the subject matter of the this Agreement.
12.2	Each Party agrees and acknowledges that it has not relied on, or been induced to enter into this Agreement by, a warranty, statement, representation or undertaking which is not expressly included in a Transaction Document.
12.3	No Party has any claim or remedy in respect of a warranty, statement, misrepresentation (whether negligent or innocent) or undertaking made to it by or on behalf of any of the other Parties in connection with, or relating to, the Transaction unless it is expressly included in a Transaction Document.
12.4	Nothing in this clause 12 limits or excludes liability arising as a result of fraud, wilful concealment or wilful misconduct.
12.5	No variation, supplement, deletion or replacement of or from this Agreement or any of its terms is effective unless made in writing and signed by or on behalf of each Party.
13.	Notices
13.1	Method of giving a notice or other communication

A notice, permission or other communication under or in connection with this Agreement must be:

(a)	in writing;

(b)	in English;

(c)	signed by or on behalf of the person giving it; and

(d)	delivered by hand or sent by recorded delivery post, express international courier, or by fax to the relevant Party to the contact, address and fax number set out in clause 13.2 (or if otherwise notified by the relevant person under clause 13.6 to such other contact, address or fax number as has been so notified).
13.2	Addresses

The contact, address and fax number for each Party is (unless otherwise notified under clause 13.6):
(a)	in the case of Alfa, as follows:

Address:	Boulevard du Prince Henri

L-1724 Luxembourg

Fax:	+352 26 47 06 28

Attention:	Pavel Nazarian
(b)	in the case of the Purchaser, as follows:

Address:	Tropic Isle Building

P.O. Box 3443, Road Town

Tortola

BVI

Fax:	+7 727 259 8833

Attention:	Vladislav Kim,
(c)	in the case of the Escrow Agent, as follows:

Address:	4th Floor, Rodus Building

P.O. Box 765, Road Town,

Tortola

BVI

Fax:	+1 284 494 9474

Attention:	Peter Poole
(d)	in the case of the Company, as follows:

Address:	Geneva Place

PO Box 3469, Road Town

Tortola,

British Virgin Islands

VG 1110

Fax:	+ 352 26 47 06 28

Attention:	Director
13.3	Time that notice or communication is deemed given

Unless there is evidence that it was received earlier, a notice or other communication that complies with clause 13.1 is deemed given:
(a)	if delivered by hand, at the time of delivery, except as provided in clause 13.4;

(b)	if sent by recorded delivery post or, if sent by an express international courier, at 9.00 am on the third Business Day after the day of posting; and

(c)	if sent by fax, at the time of its transmission, except as provided in clause 13.4.
13.4	Effect of delivery by hand or fax other than between 9.00am and 6.00pm on a Business Day
(a)	If deemed delivery under this clause 13 of a notice or other communication delivered by hand or sent by fax occurs before 9.00 am on a Business Day, the notice or other communication is deemed delivered at 9.00 am on that day.

(b)	If deemed delivery under this clause 13 of a notice or other communication delivered by hand or sent by fax occurs after 6.00 pm on a Business Day or on a day which is not a Business Day, the notice or communication is deemed to have been given at 9.00 am on the next Business Day.
13.5	Relevant time of day

In this clause, a reference to time is to local time in the country in which the recipient of the notice or communication is located.
13.6	Notification of change in notice details

A Party may notify any other Party of a change to any of the details for it referred to in clause 13.2. The notice must comply with the terms of clause 13.1 and must state the date on which the change is to occur. That date must be on or after the fifth Business Day after the date on which the notice is delivered.

14.	Confidentiality

14.1	Parties’ confidentiality obligations

Following Completion, no Party must disclose any information relating to the negotiation, existence or provisions of this Agreement unless:
(a)	it has first obtained the permission of both of the other Parties; or

(b)	permitted to do so under clause 14.2 or 5.
14.2	Permitted disclosures

Clause 14.1 does not apply to a disclosure of information where:
(a)	Alfa or Storm discloses information to Telenor, the United States District Court for the Southern District of New York and the Arbitration Panel for any purpose;

(b)	the disclosure is required by applicable law or regulation, a court of competent jurisdiction or a competent judicial, governmental, supervisory or regulatory body;

(c)	the disclosure is required by a rule of a stock exchange or listing authority on which the shares or other securities in a member of the disclosing person’s Group are listed or traded;

(d)	the disclosure is made to the directors, officers or senior employees of a member of the disclosing person’s Group for the purpose of ensuring compliance with the terms of a Transaction Document;

(e)	the disclosure is required for the purpose of legal proceedings arising out of a Transaction Document or the disclosure is required to be made to a Tax Authority in connection with the Tax affairs of a member of the disclosing person’s Group; or

(f)	the disclosure is made to a professional adviser of the disclosing person, in which case the disclosing person is responsible for ensuring that the professional adviser complies with the terms of clause 14 as if it were a party to this Agreement.
14.3	Consultation required before a permitted disclosure

A Party may only make a disclosure in the circumstances contemplated by clause 14.2 (a) or (b) if, before making the disclosure, it has consulted with the other Parties and taken into account the other Parties’ requirements as to the timing, content and manner of making the disclosure to the extent it is permitted to do so by applicable law or regulation and to the extent it is reasonably practicable to do so.
15.	Announcements
15.1	Permission of other Parties generally required

Following Completion, a Party must not:
(a)	make or send; or

(b)	permit another person to make or send on its behalf,
a public announcement or circular regarding the existence or the subject matter of a Transaction Document, unless it has first obtained the other permission of both of the other Parties (that permission not to be unreasonably withheld or delayed).
15.2	Circumstances in which permission of other party is not required

Clause 15.1 does not apply to an announcement or circular which is required by:
(a)	applicable law or regulation, a court of competent jurisdiction or a competent judicial, governmental, supervisory or regulatory body; or

(b)	a rule of a stock exchange or listing authority on which the shares or other securities in a member of the disclosing person’s Group are listed or traded.
15.3	Consultation where permission of other party is not required

A Party that is required to make or send an announcement or circular in the circumstances contemplated by clause 15.2 must, before making or sending the announcement or circular, consult with the other Party and take into account the other Parties’ requirements as to the timing, content and manner of making the announcement or circular to the extent it is permitted to do so by applicable law or regulation and to the extent it is reasonably practicable to do so.
16.	Invalidity

If a provision of this Agreement is found to be illegal, invalid or unenforceable, then to the extent it is illegal, invalid or unenforceable, that provision will be given no effect and will be treated as though it were not included in this Agreement, but the validity or enforceability of the remaining provisions of this Agreement will not be affected.

17.	Counterparts

This Agreement may be executed in any number of counterparts, each of which when executed and delivered will be an original, but all of which when taken together will constitute a single instrument.

18.	Third party rights

No person other than a Party may enforce this Agreement by virtue of the Contracts (Rights of Third Parties) Act 1999.

19.	Governing law and Arbitration

19.1	Governing law

This Agreement is governed by and must be interpreted in accordance with English law.

19.2	Arbitration
(a)	Any dispute or difference (a “Dispute”) arising out of or in connection with this Agreement, including any question regarding its existence, validity or termination, shall be referred to and finally resolved by arbitration under the LCIA Rules, which Rules are deemed to be incorporated by reference into this clause save for any waiver of any rights the parties would otherwise have to any form of appeal or recourse to a court of law or other judicial authority, which rights are expressly preserved. The number of arbitrators must be three. The seat of the arbitration must be London. The language of the arbitration must be English.

(b)	The Claimant must nominate one arbitrator and the Respondent must nominate one arbitrator in accordance with and within the time limits specified in the LCIA Rules. The chairman must be nominated by the two appointed arbitrators within 15 days of the appointment of the second arbitrator by the LCIA Court, failing which the chairman must be appointed by the LCIA Court.

(c)	Where there is more than one Claimant and/or more than one Respondent, unless otherwise agreed in writing the parties to the Dispute hereby agree that they represent two separate sides for the purposes of the formation of the arbitral tribunal as Claimant and Respondent respectively.

(d)	Where a Dispute arises out of or in connection with this Agreement and any other dispute arises out of or in connection with any of the Transaction Documents, which disputes in the reasonable opinion of the first arbitral tribunal to be appointed in respect of any of the disputes (the “First Panel”), are so closely connected that it is fair and expedient for them to be resolved in the same proceedings, the First Panel may, upon application by any Party, order that the proceedings to resolve one dispute will be consolidated with those to resolve any other dispute (whether or not proceedings to resolve such other dispute have yet been instituted). If the First Panel so orders, the parties to each dispute which is a subject of their order will be treated as having consented to that dispute being finally decided:
(i)	by the First Panel, unless the LCIA Court decides that this panel would not be suitable; and

(ii)	in accordance with the procedure specified in the Transaction Document pursuant to which the First Panel was appointed, unless otherwise agreed by all parties to the consolidated proceedings or ordered by the First Panel, and each Party hereby waives any right to object to the constitution of the First Panel upon such consolidation on the grounds that it was not entitled to nominate an arbitrator.
(e)	Nothing in this Agreement shall prevent a Party from applying to any court of competent jurisdiction for interim relief and/or conservatory measures (an “Interim Relief Application”) and any such Interim Relief Application shall not be deemed to be incompatible with, or a waiver of, the arbitration agreement. For the purposes of any Interim Relief Application, each of the parties irrevocably submits to the non-exclusive jurisdiction of the courts of England and the British Virgin Islands, without prejudice to the ability to make an Interim Relief Application before any court of competent jurisdiction.
19.3	Service of process

A document which starts, or is otherwise required to be served in connection with, any Dispute (a “Process Document”) may be served in the same way as notices in accordance with clause 13. This clause 19.3 does not prevent a Process Document being served in any other manner permitted by law.

19.4	Appointment of the Purchaser’s agent for service
(a)	the Purchaser must at all times maintain an agent for service of process in England and Wales.

(b)	the Purchaser appoints Law Debenture Corporate Services Limited, Fifth Floor, 100 Wood Street, London EC2V 7EX as its agent to accept service of any Process Document in England.

(c)	Any Process Document will be sufficiently served on the Purchaser if delivered to the agent at its address for the time being.

(d)	the Purchaser must not revoke the authority of the agent. If the agent ceases to be able to act as such or to have an address within the jurisdiction of the English courts, the Purchaser must promptly appoint another agent (with an address for service within the jurisdiction of the English courts).

(e)	the Purchaser must notify Alfa within 14 days of any change in the identity or address of its agent for service of process.

(f)	This clause 19.4 does not prevent a Process Document being served in any other manner permitted by law.
19.5	Appointment of Alfa’s agent for service
(a)	Alfa must at all times maintain an agent for service of process in England and Wales.

(b)	Alfa appoints Law Debenture Corporate Services Limited, Fifth Floor, 100 Wood Street, London EC2V 7EX as its agent to accept service of any Process Document in England.

(c)	Any Process Document will be sufficiently served on Alfa if delivered to the agent at its address for the time being.

(d)	Alfa must not revoke the authority of the agent. If the agent ceases to be able to act as such or to have an address within the jurisdiction of the English courts, Alfa must promptly appoint another agent (with an address for service within the jurisdiction of the English courts).

(e)	Alfa must notify the Purchaser within 14 days of any change in the identity or address of its agent for service of process.

(f)	This clause 19.5 does not prevent a Process Document being served in any other manner permitted by law.
19.6	Appointment of Escrow Agent’s agent for service
(a)	Escrow Agent must at all times maintain an agent for service of process in England and Wales.

(b)	Escrow Agent appoints Law Debenture Corporate Services Limited, Fifth Floor, 100 Wood Street, London EC2V 7EX as its agent to accept service of any Process Document in England.

(c)	Any Process Document will be sufficiently served on Escrow Agent if delivered to the agent at its address for the time being.

(d)	Escrow Agent must not revoke the authority of the agent. If the agent ceases to be able to act as such or to have an address within the jurisdiction of the English courts, Escrow Agent must promptly appoint another agent (with an address for service within the jurisdiction of the English courts).

(e)	Escrow Agent must notify the Purchaser within 14 days of any change in the identity or address of its agent for service of process.

(f)	This clause 19.6 does not prevent a Process Document being served in any other manner permitted by law.

Schedule 1
Shareholders’ respective interests in shares in the Company

Shareholder	Nature of Interest	Number of shares
Alfa	Legal and beneficial	2,500 Shares
Purchaser	Beneficial only	2,500 Shares
Escrow Agent	Legal owner of Shares against the Purchaser’s name in the row above	2,500 Shares

Schedule 2
Panel Investment Banks
The parties agree that one of the following banks will be appointed for the purpose of determining the Option Price:
(a)	Deutsche Bank;

(b)	Morgan Stanley;

(c)	Credit Suisse;

(d)	UBS; and

(e)	Merrill Lynch.

Schedule 3
Option Exercise Notice
“Dear Sirs,
ALFA TELECOM TURKEY LIMITED SHAREHOLDERS’ AGREEMENT DATED [ ] (the “SHA”) — OPTION EXERCISE NOTICE
Capitalised words and expressions in this letter have the meanings given to them in the SHA.
This is an Option Exercise Notice which is being served on you under clause 8.4 and pursuant to clause 13 of the SHA.
[In Put Option — A copy of the legal opinion required for us to issue this Option Exercise Notice pursuant to clause 1.1 of the SHA is attached.]
[Our calculation of the Option Price is as follows: insert calculation]
[Please confirm your agreement or disagreement with our calculation of the Option Price and if you disagree, please contact us to agree a time for a meeting or a conference call to discuss it urgently pursuant to clause 8.6 of the SHA.]
Yours sincerely”

Schedule 4
Option Completion Obligations
1.	On or prior to the Option Completion Date the Purchaser must:
(a)	procure the removal with immediate effect of the Purchaser Director;

(b)	subject to paragraph 2 below, to the extent that the Purchaser and the Escrow Agent are able or required to do so procure the removal with immediate effect of any other directors or other officers appointed by it to:
(i)	the Board; and

(ii)	the board of directors of any of Turkcell Investments;
and in the event that the Purchaser and the Escrow Agent cannot remove such directors or officers immediately on the Option Completion Date, the Purchaser must undertake to remove such directors or officers at the earliest opportunity and pending such removal must procure that those directors act and vote in accordance with any instructions from Alfa.
2.	If requested to do so by Alfa by written notice to the Escrow Agent and the Purchaser on or prior to the Option Completion Date, the Purchaser must procure that any persons appointed on its behalf to the board of directors of any of Turkcell Investments remain on such boards and must act and vote in accordance with any instructions from Alfa, unless and until Alfa notifies the Purchaser otherwise.

3.	On the Option Completion Date, following compliance with the obligations referred to paragraph 1 or paragraph 2 of this Schedule 4, Alfa must pay the Option Price into the account of the Purchaser, details of which must have been notified to Alfa prior to the Option Completion Date, by electronic transfer of funds for same day value in full satisfaction of the Option Price.

Schedule 5
Deed of Adherence
To include the following language:
“We agree to adhere to the terms of the Shareholders’ Agreement dated • between Alfa Finance Holdings S.A., the Purchaser, the Escrow Agent and Alfa Telecom Turkey Limited (the “SHA”) as if we were a Shareholder and a Party. In particular we acknowledge that the terms of the SHA will be binding upon us including (without limitation) the Put Option and the Call Option in clause 8 of the SHA.

Executed as Deed”.

Schedule 6
Form of an Instrument of Transfer
ALFA TELECOM TURKEY LIMITED
(the “Company”)

TRANSFER OF SHARES

I, the undersigned hereby transfer unto ALFA FINANCE HOLDINGS S.A., of 3, Bld du Prince Henri, L-1724 Luxembourg, 2,500 fully paid Ordinary Shares of US$1.00 each par value held in my name in the Company.
Dated this       day of                      20___

SABLE FIDUCIARY LIMITED
4th Floor, Rodus Building, P.O. Box 765,
Road Town, Tortola, British Virgin Islands

Schedule 7
Escrow Agent’s Fees
SABLE FIDUCIARY LIMITED
The Escrow Agent’s fees in connection with this Shareholders Agreement shall be as follows:
Initially:
In consideration of acceptance of appointment as Escrow Agent in relation to 50% of the issued share capital of “ATTL”, a BVI registered Business Company, under the terms of a Shareholders’ Agreement and under the instruction of the ultimate beneficial owner(s) of such shares, and Initial review and subsequent execution as appropriate of all relevant corporate documents, agreements, transfer instruments:
One time initial fee: US$25,000
Ongoing and final execution of transfer of shares:
Escrow agency fee to be charged quarterly in advance per calendar quarter for each quarter or part thereof during which the appointment continues:
Fee per calendar quarter: US$3,000
Disbursements:
Any necessary out-of-pocket expenses in relation to ongoing communications, authentication of documents, attendance at company meetings etc. are to be charged quarterly in arrears”.

Executed by the parties:

Executed as a deed by	)

Alfa Finance Holdings S.A.	)	/s/ Pavel Nazarian

acting by Pavel Nazarian	)

Executed as a deed by	)

Sable Fiduciary Limited	)	/s/ Peter Poole

acting by Peter Poole	)

Executed as a deed by	)

Nadash International Holdings Inc.	)	/s/ Vladislav Kim

acting by Vladislav Kim	)

Executed as a deed by	)

Alfa Telecom Turkey Limited	)	/s/ Pavel Nazarian

acting by Pavel Nazarian	)